Item 1


                                 AerCo Limited
         Cash Analysis of Financial Condition and Results of Operations

                             Two Month Period from
                      July 17, 2000 to September 15, 2000

I    Background and General Information

     The financial information contained in this report was not prepared in accordance with generally accepted accounting principles of the United States or the United Kingdom but was prepared in accordance with the Company's obligations under the Indenture. This report should be read in conjunction with the Company's most recent financial information prepared in accordance with generally accepted accounting principles of the United Kingdom, including a reconciliation of net loss, shareholders' deficit and aircraft assets to estimated amounts under generally accepted principles of the United States. For this you should refer to the Company's Form 20-F which is on file at the Securities and Exchange Commission.

     On July 15, 1998, AerCo Limited ("AerCo" or "the Company"), a Jersey limited liability company, issued $800 million of notes in four subclasses, subclass A-1, subclass A-2, subclass B-1 and subclass C-1 (the "1998 notes"). The Company also issued two additional subclasses of notes, the subclass D-1 notes and the subclass E-1 notes which were purchased by AerFi Group plc ("AerFi Group"). The Company used the proceeds from the issuance of the 1998 notes, the subclass D-1 notes and the subclass E-1 notes (i) to acquire the issued and outstanding capital stock of Aircraft Lease Portfolio Securitization 94-1 Limited, a Jersey limited liability company ("ALPS 94-1") (and thereby to indirectly acquire ALPS 94-1's portfolio of 25 aircraft and the related leases), (ii) to finance the repayment of all of ALPS 94-1's existing financial indebtedness and (iii) to finance the acquisition of 10 aircraft and the related leases from AerFi Group and its subsidiaries ("AerFi") through the acquisition of 100% of the capital stock of three wholly owned subsidiaries of AerFi Group.

     On May 14, 1999, AerCo consummated an exchange offer under which the 1998 notes were exchanged for notes which are registered with the Securities and Exchange Commission. The registration statement filed by AerCo in connection with the exchange offer went effective on April 15, 1999.

     On July 17, 2000, AerCo issued a further $960 million of notes in four subclasses, subclass A-3, subclass A-4, subclass B-2 and subclass C-2 (the "2000 notes"). The Company also issued two additional subclasses of notes, the D-2 notes and E-2 notes which were purchased by AerFi Group. The Company used the proceeds from the issuance of the 2000 notes, the subclass D-2 notes and subclass E-2 notes (i) to refinance the subclass A-1 notes, (ii) to refinance the subclass D-1 notes and (iii) to acquire 30 additional aircraft (the "additional aircraft") with an appraised value of $724.1 million, and associated leases through the acquisition of certain aircraft owning subsidiaries, and one associated conduit leasing company, of AerFi. Certain of the additional aircraft transferred to AerCo on July 17, 2000. Consequently, the funds allocable to the remaining undelivered aircraft were deposited into the aircraft purchase account and are being used to purchase the remaining additional aircraft as they are ready for delivery. As of October 16, 2000, 20 of the additional aircraft with an appraised value of $467.3 million had been acquired by AerCo. Although not all of the additional aircraft were acquired by AerCo on July 17, 2000, the aircraft purchase agreement has been structured to provide for net payments from AerFi to AerCo designed to put AerCo in substantially the position it would have been if all 30 additional aircraft had been acquired by AerCo on July 17, 2000.


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


     AerCo has undertaken to complete by April 12, 2001 either an exchange offer for the 2000 notes under an effective registration statement or to register the resale of the 2000 notes under the Securities Act. If AerCo does not fulfil these obligations on or prior to April 12, 2001, then an additional incremental interest amount will accrue on each subclass of the 2000 notes, at an annual rate of 0.50%, until the exchange offer is consummated or a shelf registration statement is declared effective. The 1998 notes, the notes issued as a result of the exchange offer in 1999 and together with the 2000 notes are collectively referred to below as the "notes".

     Applying the declining value assumptions contained in the Offering Memorandum issued by AerCo on July 12, 2000 to the appraisal dated March 1, 1998 of the aircraft acquired by AerCo on July 15, 1998, adjusting for aircraft sales, and to the April 30, 2000 appraisal of the additional aircraft, the total appraised value of AerCo's portfolio was assumed to be $1,552.6 million at September 15, 2000. The adjusted appraised value of AerCo's portfolio at September 15, 2000 is $1,522.4 million.

     Assuming AerCo takes delivery of all of the additional aircraft, AerCo will own (directly and indirectly) 63 aircraft, which are on operating leases, having sold one Fokker 100 aircraft in January 1999 and a second Fokker 100 aircraft in July 1999. AerCo may also acquire further aircraft and any related existing leases or similar arrangements from various sellers, which may include AerFi. Additional aircraft may include among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. AerCo will finance acquisitions of further aircraft with external funds, including issuing further notes. Any acquisition of further aircraft will be subject to certain confirmations from the Rating Agencies and compliance with certain operating covenants of AerCo set out in the Indenture dated as of July 15, 1998, as amended on July 17, 2000, by and between AerCo and Bankers Trust Company, as trustee of the notes (the "Indenture").

     As of September 15, 2000, the 63 aircraft were on lease in 21 countries as shown on pages 13 and 14 attached.

     The discussion and analysis which follows is based on the results of AerCo Limited and its subsidiaries as a single entity (collectively the "AerCo Group").

     AerCo Group's cash receipts and disbursements are determined, in part, by the overall economic condition of the aircraft operating leasing market. This, in turn, is affected by various cyclical factors including interest rates, the availability of credit, fuel costs and general and regional economic conditions affecting airline operations and trading; aircraft manufacturer production levels; passenger demand; retirement and obsolescence of aircraft models; manufacturers exiting or entering the market or ceasing to produce aircraft types; re-introduction into service of aircraft previously in storage; governmental regulation; air traffic control infrastructure constraints; capital market risks and general risk of lessee default.

     AerCo Group's ability to compete against other lessors is determined, in part, by the composition of its fleet in terms of mix, relative age and popularity of the aircraft types. In addition, operating restrictions imposed by the Indenture, and the ability of other lessors, who may possess substantially greater financial resources, to offer leases on more favorable terms than AerCo Group, may also impact AerCo Group's ability to compete with other lessors.

     For the purposes of this report, the "Two Month Period", referred to on page 10 "Comparison of Actual Cash versus Base Case cashflows for the Two Month Period", comprises information from the monthly cash reports dated August 15, 2000 and September 15, 2000. The financial data in these reports includes cash receipts from July 12, 2000 (first day of the Collection Period for the August 2000 Report) up to September 11, 2000 (last day of the Collection Period for the September 2000 Report).

II Comparison of Actual Cash Flows versus the 2000 Base Case for the Two Month Period

     The July 12, 2000 Offering Memorandum (the "Offering Memorandum") issued by AerCo contained assumptions in respect of AerCo Group's future cash flows and expenses (the "2000 Base Case"). For the purpose of this report, "Net Cash Collections" is defined as Total Cash Collections less Total Cash Expenses, Movements in the Expense Account, Interest Payments and Swap Payments. A discussion of the Total Cash Collections, Cash Expenses, Interest Payments and Principal Payments is given below and should be read in conjunction with the analysis on page 10.

CASH COLLECTIONS

     "Total Cash Collections" include Net Lease Rentals (Contracted Lease Rentals less Net Stress-Related Costs), Movement in Current Arrears Balance, Interest Earned, Aircraft Sales and Net Maintenance. In the Two Month Period, AerCo generated approximately $32.2 million in Total Cash Collections, $2.5 million greater than the Base Case. This difference is due to a combination of the factors set out below (the numbers in brackets refer to the line item number shown on page 10).

[2]  Renegotiated Leases

     Renegotiated Leases refers to the loss in rental revenue caused by a lessee negotiating a reduction in the lease rental. Typically, this can be a permanent reduction over the remaining lease term in exchange for other contractual concessions. In the Two Month Period, there was no loss of revenue attributed to Renegotiated Leases.

[3]  Rental Resets Including Interest Rate Adjustments for Floating Rate Leases

     Rental Resets is a measure of the loss in rental revenue when new lease rates are lower than those assumed in the Base Case, including lease rate adjustments for changes in interest rates on floating rate leases. AerCo currently has 50 fixed rate leases and 13 floating rate leases. There were no rental resets during the Two Month Period.

[4]  Aircraft Sales

     Aircraft Sales is a measure of the loss in rental revenue as a result of aircraft sales. In the Two Month Period, there was no lost revenue attributed to Aircraft Sales.

[5]  Contracted Lease Rentals

     Contracted Lease Rentals represents the current contracted lease rental rollout which equates to the 2000 Base Case Lease Rentals less adjustments for Renegotiated Leases, Rental Resets and Aircraft Sales. For the Two Month Period, Contracted Lease Rentals were $30.3 million.

[6]  Movement in Current Arrears Balance

     Current Arrears is the total contracted lease rentals outstanding from current lessees at a given date and excludes any amounts classified as Bad Debts. The Current Arrears Balance at the start of the Two Month Period was $3.3 million versus $5.5 million at the end of the Two Month Period, which is a negative movement of $2.2 million.


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     Analysis of Current Arrears Balances

                                       % of     Current    Current     Movement
                                    Appraised   Arrears    Arrears    In Current
   Aircraft Type    Country           Value*    7/15/00    9/15/00     Arrears
   -------------    -------           ------    -------    -------     -------
                                                   $M         $M          $M
1  B747-200........ North America      0.5        3.0        3.3        (0.3)
2  A320-200........ Canada             1.9         -         0.3        (0.3)
3  B767-300ER...... Canada             3.7         -         0.4        (0.4)
4  B757-200........ Colombia           2.5         -         1.0        (1.0)
5  B737-400........ Italy              1.7        0.3        0.3          -
6  A320-200........ Italy              1.5         -         0.2        (0.2)
                                      ----        ---        ---         ---
   Total..............................13.2        3.3        5.5         2.2
                                      ====        ===        ===         ===
--------------
* Appraised Value as of April 30, 2000

     At July 17, 2000, two lessees were in arrears, owing $3.3 million, against which, AerCo Group held security deposits of $1.0 million.

     As at September 15, 2000, 6 lessees were in arrears, owing $5.4 million, against which AerCo Group held security deposits of $1.0 million. On February 29, 2000, one of the lessees (Tower Air) filed for Chapter 11 bankruptcy protection in the U.S. in its attempts to restructure its operations. The Offering Memorandum contains an assumption that no further lease revenue is earned on the aircraft leased to Tower Air. See Section IV - "Recent Developments".

Net Stress-Related Costs

     Net Stress-Related Costs is a combination of all the factors which can cause actual lease rentals received to differ from the Contracted Lease Rentals. The Base Case assumed Net Stress-Related Costs equal to 6% of the Base Case Lease Rentals. For the Two Month Period, Net Stress-Related Costs led to a cash inflow of $0.3 million compared to $1.2 million outflow assumed in the Base Case, a positive variance of $1.5 million that is due to the following six factors described in items [8] to [13] below.

[8]  Bad Debts and [10] Security Deposits Drawn Down

     Bad Debts are arrears owed by lessees who have defaulted and which are deemed irrecoverable. These arrears are partially offset by the drawdown of security deposits held and amounts subsequently recovered from the defaulted lessee. There were no bad debts or security deposit drawdowns during the Two Month Period.

[9]  Deferred Arrears Balance

     Deferred Arrears Balance refers to current arrears that have been capitalized and restructured into a deferred balance. In the Two Month Period, AerCo received payments totalling $0.3 million from two lessees in accordance with schedules agreed with those lessees. One other lessee failed to make payments on its deferred balance amounting to $0.4 million.

[11] Aircraft on Ground ("AOG")

     AOG is defined as the Base Case lease rental lost when an aircraft is off-lease and non-revenue earning. AerCo has not experienced any off lease aircraft during the Two Month Period.

[12] Other Leasing Income

     Other Leasing Income consists of miscellaneous income received in connection with a lease other than contracted rentals, maintenance receipts and security deposits, such as early termination payments or default interest. There were no cashflows from Other Leasing Income during the Two Month Period.

[13] Repossession Costs

     Repossession Costs cover legal and aircraft technical costs incurred as a result of repossessing an aircraft. In the Two Month Period, AerCo has experienced no Repossession Costs.

[15] Net Lease Rentals

     Net Lease Rentals is Contracted Lease Rentals less any movement in Current Arrears Balance and Net Stress-Related Costs. In the Two Month Period, Net Lease Rentals amounted to $29.0 million, $0.2 million less than assumed in the Base Case. The variance was attributable to the combined effect of the factors outlined in items [2], [3] and [4] and in items [6] to [13] above.

[16] Interest Earned

     Interest earned relates to interest received on cash balances held in the Collection and Expense Accounts. Cash held in the Collection Account consists of the cash liquidity reserve amount of $65 million plus the security deposit amount, in addition to the intra-month cash balances for all the rentals and maintenance payments collected prior to the monthly payment date. The Expense Account contains cash set aside to pay for expenses which are expected to be payable over the next month. In the Two Month Period, interest earned amounted to $0.7 million, $0.1 million more than assumed in the Base Case.

[17] Aircraft Sales

     There were no aircraft sales during the Two Month Period.

[18] Net Maintenance

     Net Maintenance refers to maintenance reserve revenue received less any maintenance reimbursements paid to lessees. In the Two Month Period, actual maintenance reserve revenue received amounted to $3.2 million and maintenance expenditure amounted to $0.7 million, generating positive net maintenance revenue of $2.5 million. The Base Case makes no assumptions for net maintenance as it assumes that, over time, maintenance revenue will equal maintenance expenditure. However, it is unlikely that in any particular Note Payment Period, maintenance revenue will exactly equal maintenance expenses.

CASH EXPENSES

     "Total Cash Expenses" include Aircraft Operating Expenses and Selling, General and Administrative ("SG&A") Expenses. In the Two Month Period, Total Cash Expenses were $3.0 million compared with an assumed amount of $2.1 million. A number of offsetting factors discussed below have given rise to this variance of $0.9 million.

     Aircraft Operating Expenses includes all operational costs related to the leasing of an aircraft including costs of insurance, re-leasing and other overhead costs. In the Two Month


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


Period, Aircraft Operating Expenses amounted to $0.1 million compared to $0.6 million included in the Base Case, which assumed these costs to be 2% of the Base Case Lease Rentals.

[21] Re-leasing and other overhead costs

     Re-leasing and other overhead costs consist of miscellaneous re-delivery and leasing costs associated with re-leasing events. In the Two Month Period these costs amounted to $0.1 million.

     SG&A Expenses relate to fees paid to the Aircraft Servicer and to other service providers.

[23] Aircraft Servicer Fees

     The Aircraft Servicer Fees are defined as amounts paid to the Aircraft Servicer. AerFi replaced Babcock & Brown as Servicer on July 17, 2000. Babcock & Brown received $1.8 million in the Two Month Period which was due to them in accordance with the terms of their Servicing Agreement. In the Two Month Period, the total Aircraft Servicer's fees paid were $0.4 million, which is in line with the assumed amount in the Base Case.

     Aircraft Servicer Fees consist of:

                                                                            $mm
                                                                            ---
     Retainer Fee......................................................     0.2
     Rent Collected Fee................................................     0.2
     Previous Servicer Fees............................................     1.8
                                                                            ---
     Total Servicer Fee................................................     2.2
                                                                            ===

     The Retainer Fee is a fixed amount per month per aircraft and changes only as aircraft are acquired or sold.

[25] Other Servicer Fees

     Other Servicer Fees relate to fees and expenses paid to other service providers including the Administrative Agent, financial advisors, legal advisors, accountants and the directors. In the Two Month Period, Other Servicer Fees amounted to $0.5 million, $0.3 million less than the assumed fees of $0.8 million in the Base Case.

[31] Interest Payments and [32] Swap Payments

     In the Two Month Period, interest payments to Noteholders amounted to $18.2 million. This is $0.2 million lower than the Base Case, which assumed Interest Payments for the Two Month Period to be $18.4 million.

[34] Principal Payments

     In the Two Month Period, total principal payments to Noteholders amounted to $14.3 million, $4.6 million more than assumed in the Base Case, reflecting the application of the positive Net Cash Collections variance of $4.6 million.

III  Other Financial Data

     Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, many of the lessees are in a relative weak financial position and several of them have faced and continue to face severe economic difficulties.


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


     As of September 11, 2000, amounts outstanding for more than 30 days for rental payments due under the leases equalled $4.1 million for two lessees who had a total of two aircraft on lease representing 3.1% of AerCo's portfolio by appraised value at April 30, 2000. The outstanding amounts are net of agreed deferrals or other restructuring and default interest.

     As of September 11, 2000, Tower Air, a North American lessee, representing 0.5% of the portfolio by appraised value at April 30, 2000, owed $3.6 million in rent, $3.3 million of which was in arrears for more than 30 days. Tower Air has filed for Chapter 11 bankruptcy protection. (See "North American Concentration" below).

     PAL, an Asian lessee of two B737-300 aircraft representing 2.6% of the portfolio by appraised value at April 30, 2000 was adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of PAL's rehabilitation plan, the Aircraft Servicer has agreed with PAL to a schedule covering the payment of arrearages over the period to December 31, 2003 and the extension of leases. At September 11, 2000, these arrearages amounted to $2.0 million. All amounts have been paid in accordance with the scheduled terms as of September 11, 2000.

     As of September 11, 2000, a Colombian lessee representing 2.5% of the portfolio by appraised value at April 30, 2000, owed $1.0 million in rent, $0.5 million of which was in arrears for more than 30 days. In addition, the lessee has a deferred amount of $0.7 million that was previously restructured. The Servicer has agreed not to exercise its remedies in respect of events of default currently existing under the lease in order to permit the Colombian lessee to have a stable business environment in which to develop, negotiate and commence implementing a long-term business plan. During this period, AerCo will receive approximately 61% of amounts due under the lease in cash, with the remainder provided by way of secured and unsecured notes issued by the Colombian lessee which have a maturity date of January 31, 2001. The Colombian lessee's other aircraft lessors and major creditors have agreed similar forbearance agreements. There can be no guarantee that the Colombian lessee will be successful in preparing a realistic long-term business plan by January 2001. In that event, AerCo will need to consider all of its alternatives, including, potentially, seeking the return of the aircraft.

     AerCo expects to respond to the needs of lessees in financial difficulty by restructuring the applicable leases or agreeing to rent deferrals. The restructurings will typically involve the rescheduling of rental payments for a specified period. In addition, certain restructurings may involve the voluntary early termination of a lease, the replacement of aircraft with less expensive aircraft and the arrangement of sub-leases from the lessee to another aircraft operator. In certain cases, it may be necessary to repossess aircraft from defaulting lessees and re-lease the aircraft to other lessees. The early termination of leases may lead AerCo to incur swap breakage costs under its agreements with swap providers which could be substantial.

     Certain lessees have experienced periodic difficulties in meeting their maintenance obligations under the leases. Such difficulties are caused by the failure of the lessee to have in place a well established maintenance program, adverse climate and other environmental conditions in the locations where the aircraft are operated or financial and labor difficulties experienced by the relevant lessee.

IV   Recent Developments

     Asia Pacific Concentration. At September 11, 2000, 17.6% of the aircraft by appraised value at April 30, 2000 were leased by operators in "emerging" markets in the Asia Pacific region, including China, the Philippines, South Korea, Taiwan and India. One lessee, Asiana, leased 4.7% of the aircraft by appraised value at April 30, 2000.

     Trading conditions in Asia's civil aviation industry have been adversely affected by the severe economic and financial difficulties recently in the region. The economies of the region have experienced acute difficulties including many business failures, significant depreciation of local currencies against the dollar, downgrading of sovereign and corporate credit ratings and internationally organized financial stability measures. One Asian lessee, PAL, which leases 2.6% of the aircraft by appraised value at April 30, 2000 has been adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of its rehabilitation plan, certain of PAL's outstanding lease obligations were re-scheduled in 1999. Several other airlines in the region scheduled their aircraft purchase obligations, eliminated certain routes and reduced employees. A continuation of this downturn in the region's economies may further undermine business confidence, reduce demand for air travel and adversely affect the Asian lessees' operations and their ability to meet their obligations.

     Latin American Concentration. At September 11, 2000, 18.3% of the aircraft by appraised value at April 30, 2000 were leased by operators in "emerging markets" in Latin America, principally Brazil, Chile and Colombia. The financial prospects for lessees in Latin America depend amongst other things on the level of political stability and economic activity and policies in the region. Developments in other "emerging markets" may also affect the economies of Latin America.

     Most significantly, in 1999, Brazil experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and dramatic decreases in the value of its currency. One of the lessees, TAM, representing 4.2% of the aircraft by appraised value at April 30, 2000, operates five of the aircraft in Brazil. Continued weakness in the value of the Brazilian real, as well as any further general deterioration in the Brazilian economy, means that this lessee may be unable to generate sufficient revenues in Brazilian currency to pay the U.S. dollar-denominated rental payments under the leases. More importantly, financial and economic problems in Brazil could spread throughout Latin America and other "emerging" economies, having a similar effect on many of AerCo Group's other lessees.

     Colombia has recently suffered as a result of the deterioration in the value of the Colombian Peso and the resulting negative impact on the Colombian economy. AerCo leases one aircraft to a Colombian lessee, representing 2.5% of the portfolio by appraised value at April 30, 2000. Continued weakness in the value of the Colombian Peso, as well as general deterioration in the Colombian economy, will mean that this lessee may be unable to generate sufficient revenues in the Colombian currency to pay the U.S. dollar denominated rental repayments under the lease. As of September 11, 2000, this Colombian lessee owed $1.9 million, $1.3 million of which was in arrears for more than 30 days. The Servicer has agreed not to exercise its remedies in respect of events of default currently existing under the lease in order to permit the Colombian lessee to have a stable business environment in which to develop, negotiate and commence implementing a long-term business plan. During this period, AerCo will receive approximately 61% of amounts due under the lease in cash with the remainder provided by way of secured and unsecured notes issued by the Colombian lessee which have a maturity date of January 31, 2001. The Colombian lessee's other aircraft lessors and major creditors have agreed similar forbearance arrangements. There can be no guarantee that the Colombian lessee will be successful in preparing a realistic long-term business plan by January 2001. In that event, AerCo will need to consider all of its alternatives including, potentially, seeking the return of the aircraft.

     European Concentration. At September 11, 2000, 53.7% of the aircraft by appraised value at April 30, 2000 were leased by operators based in Europe. Of this amount, lessees of 42.8% of the aircraft were based in "developed" European markets, principally the United Kingdom and Spain. Lessees of the remaining 10.9% of the aircraft were based in "emerging"


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


European markets, principally Turkey. As of September 11, 2000, 20.9% of the aircraft by appraised value at April 30, 2000 were leased to lessees in the United Kingdom.

     The commercial aviation industry in Europe is very sensitive to general economic conditions. Since air travel is largely discretionary, the industry tends to suffer severe financial difficulties during slow economic periods. As a result, the financial prospects for European lessees will depend on the level of economic activity in Europe and in the specific countries where they operate. A recession or other worsening of economic conditions in any European country may adversely affect the European lessees' ability to meet their financial and other obligations. Most European currencies in which European airlines primarily receive their revenue have fallen in value in the last number of months when measured against the United States dollar, adversely affecting the ability of those airlines to meet dollar denominated lease rental, fuel and other operating costs. Competitive pressures from continuing deregulation of the airline industry by the EU may also adversely affect European lessees' operations and their ability to meet their obligations under the leases.

     At September 11, 2000, 7.7% of the aircraft by appraised value at April 30, 2000 were on lease to Turkish lessees. Turkey was hit by a series of severe earthquakes in 1999 and damage caused by the earthquakes and the consequent fall off in tourist traffic has adversely affected the ability of these airlines to operate and meet their financial obligations under the leases. In addition, the fall in value of the Deutsche Mark, the principal currency in which Turkish airlines receive their revenues, against the U.S. dollar, may affect the ability of these airlines to pay US dollar denominated costs including lease rentals.

The recent sharp increase in jet fuel prices, together with the weakness of the Euro against the U.S. dollar has led to significant increases in operating costs for many airlines based in the Euro-zone. This may adversely impact the ability of such airlines to perform their lease obligations to AerCo Group in the future.

North American Concentration. At September 11, 2000, 18.3% of the aircraft by appraised value at April 30, 2000 were leased by operators in North America. As in Europe, the commercial aviation industry in North America is highly sensitive to general economic conditions. Since airline travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last several years, nearly half of the major North American passenger airlines have filed for Chapter 11 bankruptcy protection and several major U.S. airlines have ceased operations.

Tower Air, the lessee of one Boeing 747-200 aircraft, which represents 0.5% of the aircraft by appraised value at April 30, 2000, has filed for Chapter 11 bankruptcy protection. AerCo has petitioned the relevant U.S. bankruptcy court to terminate the lease. When this aircraft is returned to AerCo, AerCo does not believe that it has any immediate placement opportunities for lease of this aircraft. The opportunities for lease or sale of this aircraft type are currently extremely limited. In addition, the technical costs required to ensure that it is in a suitable condition for re-leasing will be significant. Accordingly, AerCo is examining all possibilities in respect of this aircraft, including a worst case scenario which would involve realizing the scrap value. As a consequence, this aircraft has been appraised by reference to its scrap value.

        Comparison of Actual Cash Flows Versus Base Case Cash Flows for
                              the Two Month Period

                                                      Actual  Base Case  Variance    Actual  Base Case  Variance
                                                      ------  ---------  --------    ------  ---------  --------
                                                      (All amounts in US dollars      % of 2000 Lease Rentals
                                                       unless otherwise stated)         under the Base Case
                      CASH COLLECTIONS
[1]                   Lease Rentals                    30.88      30.27      0.61    101.0%     100.0%      1.0%
[2]                   - Renegotiated Leases             0.00       0.00      0.00      0.0%       0.0%      0.0%
[3]                   - Rental Resets                   0.00       0.00      0.00     0.00%       0.0%      0.0%
[4]                   - Aircraft Sales                  0.00       0.00      0.00      0.0%       0.0%      0.0%
                                                       -----      -----      ----    -----      -----       ---

[5]  Sum [1]...[5]    Contracted Lease Rentals         30.88      30.27      0.61    101.0%     100.0%      1.0%
[6]                   Movement in Current Arrears      (2.20)      0.00     (2.20)    (6.3%)      0.0%     (6.3%)
                      Balance
[7]                   less Net Stress Related Costs
[8]                   - Bad Debts                       0.00      (0.31)     0.31      0.0%      (1.0%)     1.0%
[9]                   - Deferred Arrears Balance        0.30       0.69     (0.39)     1.0%       2.3%     (1.3%)
[10]                  - Security Deposits drawn down    0.00       0.00      0.00      0.0%       0.0%      0.0%
[11]                  - AOG                             0.00      (1.30)     1.30      0.0%      (4.3%)     4.3%
[12]                  - Other Leasing Income            0.00       0.00      0.00      0.0%       0.0%      0.0%
[13]                  - Repossession                    0.00      (0.25)     0.25      0.0%      (0.8%)     0.8%
                                                       -----      -----      ----    -----     ------      ----
[14] Sum [8]...[13]   Sub-total                         0.30      (1.17)     1.47      1.0%      (3.9%)     4.9%

[15] [5] + [6] + [14] Net Lease Rental                 28.96      29.10     (0.15)    95.6%      96.1%     (0.5%)
[16]                  Interest Earned                   0.71       0.61      0.10      2.3%       2.0%      0.3%
[17]                  Aircraft Sales                    0.00       0.00      0.00      0.0%       0.0%      0.0%
[18]                  Net Maintenance                   2.53       0.00      2.53      8.3%       0.0%      8.3%
                                                       -----      -----      ----    -----      -----      ----
[19] Sum [15]...[18]  Total Cash Collections           32.19      29.71      2.48    105.3%      98.1%      7.1%
                                                       =====      =====      ====    =====      =====      ====

                      CASH EXPENSES
                      Aircraft Operating Expenses
[20]                  - Insurance                       0.00       0.00      0.00      0.0%       0.0%      0.0%
[21]                  - Re-leasing and other           (0.09)     (0.62)     0.53     (0.3%)     (2.0%)     1.7%
                                                       -----      -----      ----    -----      -----      ----
[22]  [20] + [21]     Sub-total                        (0.09)     (0.62)     0.53     (0.3%)     (2.0%)     1.7%
                      SG&A Expenses
[23]                  Aircraft Servicer Fees
                      - Retainer Fee                   (0.23)     (0.26)     0.03     (0.8%)     (0.9%)     0.1%
                      - Rent Collected Fee             (0.26)     (0.31)     0.06     (0.8%)     (1.0%)     0.2%
                      - Previous Servicer              (1.87)      0.00     (1.87)    (6.2%)      0.0%     (6.2%)
                      - Sales Fee                       0.00       0.00      0.00      0.0%       0.0%      0.0%
                                                       -----      -----      ----    -----      -----      ----
[24]  [23]            Sub-total                        (2.36)     (0.58)    (1.78)    (7.8%)     (1.9%)    (5.9%)
[25]                  Other Servicer Fees              (0.52)     (0.89)     0.37     (1.7%)     (2.9%)     1.2%
                                                       -----      -----      ----    -----      -----      ----
[26]  [24] + [25]     Sub-total                        (2.87)     (1.47)    (1.41)    (9.5%)     (4.8%)    (4.6%)
                                                       =====      =====      ====    =====      =====      ====
[27]  [26] + [22]     Total Cash Expenses              (2.97)     (2.08)    (0.88)    (9.8%)     (6.9%)    (2.9%)
                                                       =====      =====      ====    =====      =====      ====

                      NET CASH COLLECTIONS
[28]  [19]            Total Cash Collections           32.19      29.71      2.48    106.3%      98.1%      8.2%
[29]  [26]            Total Cash Expenses              (2.97)     (2.08)    (0.88)    (9.8%)     (6.9%)    (2.9%)
[30]                  Movement in Expense Account       2.75       0.00      2.75      9.1%       0.0%      9.1%
[31]                  Interest Payments               (18.21)    (18.49)     0.27    (60.2%)    (61.1%)     0.9%
[32]                  Swap Payments                     0.50       0.49      0.01      1.6%       1.6%      0.0%
                                                       -----      -----      ----    -----      -----      ----
[33] Sum [28]....[32] TOTAL                            14.27       9.63      4.64     47.1%      31.8%     15.3%
                                                       =====      =====      ====    =====      =====      ====

[34]                  PRINCIPAL PAYMENTS
                      Subclass A1                      14.18       9.56      4.62     46.8%      31.6%     15.3%
                      Subclass B                        0.00       0.00      0.00      0.0%       0.0%      0.0%
                      Subclass C                        0.08       0.07      0.02      0.3%       0.2%      0.1%
                      Subclass D                        0.00       0.00      0.00      0.0%       0.0%      0.0%
                                                       -----      -----     -----    -----      -----     -----
                      Total                            14.27       9.63      4.64     47.1%      31.8%     15.3%
                                                       =====      =====     =====    =====      =====     =====

Coverage Ratios                                                                  Adjusted
                                                    Closing        Actual       Base Case
      Net Cash Collections                                           14.3             9.6
      Add Back Interest and Swap Payments                            17.7            18.0

      Add Back Permitted Accruals
a     Net Cash Collections (excl. interest and swap                  32.0            27.6
      payments)
b     Swaps                                                           0.8             0.5
c     Class A Interest                                               11.7            11.9
d     Class A Minimum                                                   -               -
e     Class B Interest                                                1.9             2.0
f     Class B Minimum                                                   -               -
g     Class C Interest                                                2.3             2.3
h     Class C Minimum                                                   -               -
i     Class D Interest                                                1.4             1.4
j     Class D Minimum                                                   -               -
k     Class A Scheduled                                                 -               -
l     Class B Scheduled                                                 -               -
m     Class C Scheduled                                               0.1             0.1
n     Class D Scheduled                                                 -               -
o     Permitted Aircraft Modifications                                  -               -
p     Step-up Interest                                                  -               -
q     Class A Supplemental                                           14.2             9.6
r     Class E Primary Interest                                        0.9             0.9
                                                                      ---             ---
      Total                                                          32.0            27.6
                                                                     ----            ----

(i)   Interest Coverage Ratio
      Class A                                                        2.85            2.42  = a/(b+c)
      Class B                                                        2.43            2.06  = a/(b+c+d+e)
      Class C                                                        2.07            1.76  = a/(b+c+d+e+f+g)
      Class D                                                        1.90            1.61  = a/(b+c+d+e+f+g+h+i)

(ii)  Debt Coverage Ratio
      Class A                                                        1.90            1.61  = a/(b+c+d+e+f+g+h+I+j+k)
      Class B                                                        1.90            1.61  = a/(b+c+d+e+f+g+h+I+j+k+l)
      Class C                                                        1.89            1.61  = a/(b+c+d+e+f+g+h+I+j+k+l+m)
      Class D                                                        1.89            1.61  = a/(b+c+d+e+f+g+h+I+j+k+l+m+n)

      Loan to Value Ratios (in US Dollars)
(iii) Assumed Portfolio Value                 1,566,730,000                 1,522,650,000
(iv)  Adjusted Portfolio Value                               1,522,415,496
      Liquidity Reserve Amount
      Of which - Cash                            87,400,000     81,208,000      87,400,000
               - Accrued Expenses                                7,818,460
                                              -------------  -------------  -------------
      Subtotal                                   87,400,000     89,026,460     87,400,000
      Less Lessee Security Deposits              22,400,000     16,208,000     22,400,000
      Subtotal                                   65,000,000     72,818,460     65,000,000
(v)   Total Asset Value                       1,631,730,000  1,595,233,956  1,587,650,000

      Note Balances as at September 15, 2000
      Class A                                   998,386,457    984,203,597    988,823,457
      Class B                                   154,787,636    154,787,636    154,787,636
      Class C                                   164,156,262    164,074,190    164,091,262
      Class D                                   100,000,000    100,000,000    100,000,000
                                              -------------  -------------  -------------
                                              1,417,330,355  1,403,065,423  1,407,702,355

(i) Interest Coverage Ratio is equal to Net Cash Collections (excluding interest and swap payments) expressed as a ratio of the interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

(ii) Debt Service Ratio is equal to Net Cash Collections (excl. interest and swap payments) expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Note plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

(iii) Assumed Portfolio Value represents the Initial Appraised Value of each aircraft in the Portfolio multiplied by the Depreciation Factor at Calculation Date divided by the Depreciation Factor at July 15, 1998 or July 17, 2000.

(iv) Adjusted Portfolio Value represents the Base Value of each aircraft in the Portfolio as determined by the most recent Appraisal multiplied by the Depreciation Factor at Calculation Date divided by the Depreciation Factor on July 15, 1998 or July 17, 2000.

(v) Total Asset Value is equal to Total Assumed Portfolio Value plus Liquidity Reserve Amount minus Lessee Security Deposits.

Note                     Report Line Name                        Description
----                     ----------------                        -----------
                         CASH COLLECTIONS
[1]                      Lease Rentals.........................  Assumptions as per the June 1998 Prospectus
[2]                      - Renegotiated Leases                   Change in contracted rental cash flow caused by a
                                                                 renegotiated lease
[3]                      - Rental Resets.......................  Re-leasing events where new lease rate deviated from the
                                                                 Base Case
[4]                      - Aircraft Sales                        Revenue foregone as a result of aircraft sales
[5]  Sum [1]...[4]       Contracted Lease Rentals..............  Current Contracted Lease Rentals due as at the latest
                                                                 Calculation Date
[6]                      Movement in Current Arrears Balance...  Current contracted lease rentals not received as at the latest Calculation Date, excluding Bad Debts
[7]                      Less Net Stress related Costs
[8]                      - Bad debts...........................  Arrears owed by former lessees and deemed irrecoverable
[9]                      - Deferred Arrears Balances...........  Current arrears that have been capitalised and restructured as a Note Payable
[10]                     - Security deposits drawn down........  Security deposits received following a lessee default
[11]                     - AOG.................................  Loss of rental due to an aircraft being off-lease and non-revenue earning
[12]                     - Other Leasing Income................  Includes lease termination payments, rental guarantees and late payments charges
[13]                     - Repossession........................  Legal and technical costs incurred in repossessing aircraft.
[14] Sum [8]...[13]      Sub-total
[15] [5]+[6]+[14]        Net Lease Rentals.....................  Contracted Lease Rentals less Movement in Current
                                                                 Arrears Balance and Net Stress related costs
[16]                     Interest Earned.......................  Interest earned on monthly cash balances
[17]                     Aircraft Sales                          Gross cash receipts from aircraft sales.
[18]                     Net Maintenance.......................  Maintenance Revenue Reserve received less and reimbursements to lessees
[19] Sum [15]...[18]     Total Cash Collections................  Net Lease Rentals + Interest Earned + Net Maintenance

                         CASH EXPENSES
                         Aircraft Operating Expenses...........  All operational costs related to the leasing of aircraft.
[20]                     - Insurance...........................  Premium for contingent insurance policies
[21]                     - Releasing and other.................  Costs associated with transferring an aircraft from one lessee to another
[22]   [23]+[24]         Sub-total
                         SG&A Expenses
[23]                     Aircraft Servicer Fees................  Monthly and annual fees paid to Aircraft Servicer
                         - Retainer Fee........................  Fixed amount per month per aircraft
                         - Rent Collected......................  1.25% of rental received for the month
                         - Previous Servicer Fee...............  Fee paid to previous Servicer for performance in accordance with the Servicing Agreement
                         - Sales Fee...........................  Fee paid to Servicer on sale of an aircraft
[24]  [23]               Sub-total
[25]                     Other Servicer Fees...................  Administrative Agent, trustee and professional fees paid to other service providers
[26]  [24]+[25]          Sub-total
[27]  [22]+[26]          Total Cash Expenses...................  Aircraft Operating Expenses + SG&A Expenses

                         NET CASH COLLECTIONS
[28]  [19]               Total Cash Collections................  Line 16 above
[29]  [26]               Total Cash Expenses...................  Line 24 above
[30]                     Movement in Expense Account ..........  Relates to reduction in accrued expense amounts
[31]                     Interest Payments.....................  Interest paid on all outstanding debt
[32]                     Swap payments ........................  Net swap payments (paid)/received
[34]                     Principal payments ...................  Principal payments on debt

AerCo Portfolio Analysis (1)
                                                                                                                             % of
                                                                                                                   % of    Aircraft
                                                                                                       Appraised Aircraft     by
                                                                                            Date of    Value at      by    Appraised
                                                          Aircraft     Engine     Serial  Manufacture/ April 30, Appraised Value in
No.  Region           Country      Lessee                   Type    Configuration Number  Conversion      2000      Value   Region
------------------------------------------------------------------------------------------------------------------------------------
 1.  Asia (Emerging)  China        China Xinjiang         B757-200    RB211-535E4  26153     Aug-92      39,507     2.6%
 2.                   China        China Southern         B737-300    CFM56-3C1    26068     Jun-92      23,833     1.5%
 3.                   China        China Southern         B737-300    CFM56-3C1    25604     Jan-93      23,033     1.5%
 4.                   China        Xiamen Airlines        B737-500    CFM56-3C1    27153     Aug-93      20,460     1.3%
 5.                   China        Xiamen Airlines        B737-500    CFM56-3C1    27155     Mar-93      19,943     1.3%
 6.                   India        Indian Airlines        A300B4-200  CF6-50C2       240     May-83      10,973     0.7%
 7.                   Philippines  PAL                    B737-300    CFM56-3B1    24465     Aug-89      19,667     1.3%
 8.                   Philippines  PAL                    B737-300    CFM56-3B1    24677     Mar-90      20,647     1.3%
 9.                   South Korea  Asiana                 B737-400    CFM56-3C1    25764     Jun-92      24,633     1.6%
10.                   South Korea  Asiana                 B737-400    CFM56-3C1    25765     Jul-92      25,013     1.6%
11.                   South Korea  Asiana                 B737-500    CFM56-3C1    25768     May-95      22,433     1.5%
12.                   Taiwan       FEAT                   MD83        JT8D-219     49952     Dec-91      20,860     1.4%
Sub-total                                                                                                                   17.6%
13. Europe (Developed)Italy        Air Europe             A320-200    CFM5-5A1        85     Feb-86      24,850     1.6%
14.                   Italy        Blue Panorama          B737-400    CFM56-3C1    24901     May-90      24,597     1.6%
15.                   Italy        Blue Panorama          B737-400    CFM56-3C1    27074     Apr-92      26,867     1.7%
16.                   Ireland      Virgin Express Ireland B737-300    CFM56-3B2    25041     Mar-91      23,237     1.5%
17.                   Spain        Spanair                B767-300ER  PW4060       24999     Feb-91      56,767     3.7%
18.                   Spain        Spanair                MD83        JT8D-219     49627     Apr-89      18,897     1.2%
19.                   Spain        Spanair                MD83        JT8D-219     49790     Oct-89      19,230     1.2%
20.                   Spain        Spanair                MD-82       JT8D-217C    49570     Feb-88      17,180     1.1%
21.                   UK           Air 2000               B757-200    RB211-535E4  26158     Feb-93      40,820     2.6%
22.                   UK           Airtours               A320-200    CFM56-5A3      299     Apr-92      28,783     1.9%
23.                   UK           Airtours               A320-200    V2500-A1       362     Nov-92      28,593     1.9%
24.                   UK           British Midland        B737-400    CFM56-3C1    23868     Oct-88      20,717     1.3%
25.                   UK           British Midland        A320-200    V2527-A5       934     Jan-99      40,420     2.6%
26.                   UK           British Midland        A321-200    V2533-A5      1207     Apr-00      52,103     3.4%
27.                   UK           Monarch                A320-200    CFM56-5A3      391     Feb-93      29,897     1.9%
28.                   UK           British Airways        B737-500    CFM56-3C1    25789     Feb-92      20,513     1.3%
29.                   UK           JMC Airlines           A320-200    V2500-A1       354     Oct-92      29,980     1.9%
30.                   UK           JMC Airlines           A320-200    V2500-A1       411     Mar-93      30,617     2.0%
31.                   Belgium      Virgin Express         B737-400    CFM56-3C1    24270     May-89      22,547     1.5%
32.                   Belgium      Virgin Express         B737-400    CFM56-3C1    24271     Jun-89      22,987     1.5%
33.                   Finland      Finnair                MD-82       JT8D-219     49905     Oct-90      18,817     1.2%
34.                   Finland      Finnair                MD-82       JT8D-219     53245     Apr-92      21,103     1.4%
35.                   France       Aeropostale            B737-300QC  CFM56-3B2    24021     Nov-88      21,637     1.4%
36.                   Norway       Braathens SAFE         B737-500    CFM56-3C1    24651     Apr-90      18,810     1.2%
Sub-total                                                                                                                   42.8%
37. Europe (Emerging) Hungary      Malev                  B737-300    CFM56-3C1    24909     Apr-91      22,527     1.5%





AerCo Portfolio Analysis (1)
                                                                                                                             % of
                                                                                                                   % of    Aircraft
                                                                                                       Appraised Aircraft     by
                                                                                            Date of    Value at      by    Appraised
                                                          Aircraft     Engine     Serial  Manufacture/ April 30, Appraised Value in
No.  Region           Country      Lessee                   Type    Configuration Number  Conversion      2000      Value   Region
------------------------------------------------------------------------------------------------------------------------------------
38.                   Poland       LOT                    B737-400    CFM56-3C1    25594     May-92      26,623     1.7%
39.                   Turkey       Pegasus                B737-400    CFM56-3C1    23979     Jan-89      21,587     1.4%
40.                   Turkey       Pegasus                B737-400    CFM56-3C1    24685     May-90      24,497     1.6%
41.                   Turkey       Sun Express            B737-300    CFM56-3C1    24908     Mar-91      23,120     1.5%
42.                   Turkey       THY                    B737-400    CFM56-3C1    24904     Feb-91      24,923     1.6%
43.                   Turkey       THY                    B737-400    CFM56-3C1    26066     Jun-92      25,200     1.6%
Sub-total                                                                                                                   10.9%
44.  Latin America    Brazil       TAM                    Fokker 100  TAY650-15    11341     Aug-91      13,217     0.9%
45.  (Emerging)       Brazil       TAM                    Fokker 100  TAY650-15    11350     Apr-92      13,177     0.9%
46.                   Brazil       TAM                    Fokker 100  TAY650-15    11351     Sep-91      13,107     0.9%
47.                   Brazil       TAM                    Fokker 100  TAY650-15    11320     Sep-91      12,783     0.8%
48.                   Brazil       TAM                    Fokker 100  TAY650-15    11322     Jun-91      12,673     0.8%
49.                   Brazil       Nordeste               B737-500    CFM56-3C1    26067     Jun-92      20,917     1.4%
50.                   Brazil       Varig                  B737-300    CFM56-3C1    24834     Jun-90      22,013     1.4%
51.                   Chile        AILL (2)               DC8-71F     CFM56-2C1    46040     Mar-91      14,210     0.9%
52.                   Columbia     Avianca                B757-200    RB211-535E4  26152     Aug-92      38,283     2.5%
Sub-total                                                                                                                   10.4%
53.  North America    Canada       Air Canada             A320-200    CFM56-5A1      403     Dec-93      29,653     1.9%
54.  (Devoloped)      Canada       Air Canada             B767-300ER  PW4060       24947     Mar-91      57,270     3.7%
55.                   USA          BAX Global             DC8-71F     CFM56-2C1    46064     Mar-92      14,033     0.9%
56.                   USA          Delta                  B737-300    CFM56-3B1    23345     Jul-85      14,530     0.9%
57.                   USA          Frontier               B737-300    CFM56-3C1    24856     Aug-90      21,987     1.4%
58.                   USA          Frontier               B737-300    CFM56-3B2    26440     Mar-92      23,483     1.5%
59.                   USA          Frontier               B737-300    CFM56-3B2    26442     May-92      23,063     1.5%
60.                   USA          Reno Air (3)           MD-82       JT8D-219     49931     Aug-90      18,953     1.2%
61.                   USA          Reno Air (3)           MD-82       JT8D-219     49932     Sep-90      19,340     1.3%
62.                   USA          TWA                    B757-200    PW2037       28486     May-99      51,320     3.3%
63.                   USA          Tower Air (4)          B747-200    JT9D-7Q      22496     Oct-91       8,407     0.5%
Sub-total                                                                                                                   18.3%
                                                                                                      --------------------------
     Total                                                                                            1,541,867   100.0%   100.0%
                                                                                                      ==========================


1. Assumes all of the additional aircraft have been acquired by AerCo. As of October 25, 2000, 20 of the 30 additional aircraft had been acquired by AerCo
2. Aircraft International Leasing Limited is an indirect 100% subsidiary of Lan Chile
3.   Reno Air is a 100% subsidiary of American Airlines
4. Tower Air has filed for Chapter 11 bankruptcy protection. AerCo has petitioned the relevant U.S. bankruptcy court to terminate the lease to Tower Air